Exhibit 4.19

The following

LEASE AGREEMENT

is concluded

by and between

Thomas Angerer, Auf dem Gries 75, 93342 Saal a. d. Donau, tax ID number 126/201/00240

-hereinafter referred to as the Landlord-

and

Syntacoll GmbH, represented by Dr. (Ms.) Dietrich, Donaustraße 24, 93342 Saal a. d. Donau

- hereinafter referred to as the Tenant-

Contract no.: M001

Article 1 – Leased property

Landlord agrees to rent out to Tenant, whereas the Tenant agrees to rent from Landlord, leased space known as and located at Auf dem Gries 75, 93342 Saal a. d. Donau., land parcel number 987, in the communal district of Saal, consisting of the following premises and other areas:

-	the existing workshop building comprising a ground floor and upper floor, including a secondary area plus the entire remaining area of the property

-	the entire undeveloped area of the property comprising 45 parking spaces

Article 2 – Lease term

1.	The Landlord-Tenant relationship (i.e. the lease agreement) shall commence on the date of handover which will take place at the earliest on October 01, 2015, but not later than January 01, 2016, or five (5) months following official approval by the competent authorities. The date of handover shall be notified to Tenant prior to the actual handover.

A written record containing the date of handover shall be prepared for the handover which shall be made an integral part of this agreement.

The Landlord-Tenant relationship (i.e. the lease agreement) will be concluded for a fixed term of fifteen (15) years (fixed lease term). Sub-areas of the leased property may be handed over prior to the actual date of handover.

2.	Tenant shall be granted two opportunities to exercise its right to request renewal of the lease term by an additional five (5) years in each case (option). Tenant’s non-exercise of this right shall be communicated in writing, by registered letter (certified mail), not later than twelve (12) months prior to the expiry of the fixed lease term or the expiry of the renewed term of lease. The date determining whether the required time limit has been complied with shall be the date on which the declaration is received by the . The certificate of service issued by the relevant postal service will be deemed an adequate proof of delivery.

1

Article 3 – Lease purpose

The Tenant intends to use the leased property as an office, a laboratory, and a warehouse, and for the production of pharmaceutical products and products under the German Medical Device Act [MPG]. Any changes to the intended purpose shall be subject to the Landlord’s prior written consent. The Landlord’s consent shall not be withheld except for an important reason.

Article 4 – Rent

The monthly rent charged shall be € 15,494.50 plus the statutory Value Added Tax (V.A.T.) applicable from time to time. With the current V.A.T. of 19%, equaling € 2.943,96, the gross rent shall be € 18,438.46.

Article 5 – Payment of rent

The obligation to payment of the rent shall commence on the date of handover of the leased property.

The rent shall be payable monthly in advance, not later than the third (3rd) day of each month, and shall be paid to the Landlord to the following banking account:

IBAN:

BIC:

Article 6 – Ancillary costs (i.e. maintenance expenses & utilities costs)

1.	In addition to rent, the Tenant shall bear all ancillary costs (i.e. maintenance expenses & utilities costs). These ancillary costs shall be deemed to include any and all overhead & operating expenses as contemplated by Article 2 of the German Regulation on Operating Costs [BetrKV]. The Parties to this agreement are aware of the fact that the German Regulation on Operating Costs has been drawn up for residential property (i.e. housing quarters). The Parties hereto agree, however, that the costs specified in the German Regulation on Operating Costs are to be understood in a broader sense commensurate with the commercial use of the property.

The Parties agree that the ‘other costs’ specified below shall also be deemed to be included in the ancillary costs (i.e. maintenance expenses & utilities costs), and that the term ‘recurring periodic charges’ shall be understood to include the costs for e.g. for maintenance works, examinations or inspections under public law, or operating & maintenance resources:

-	insurance on buildings (Appendix: insurance certificate issued by Allianz insurers)

-	real property tax

Article 7 – Rent adjustment

In the event the consumer price index for Germany (CPI) for the 2010 base year equaling 100 percentage points increases or decreases by more than s5 points compared to the figure valid on the date of handover of the Landlord-Tenant relationship (i.e. the lease agreement) or compared to the figure valid on the date of the last rent adjustment, the rent will be adjusted automatically in accordance with the increase in percentage points. The same applies to the date of occurrence of any change in the index, even retroactively.

Once the automatic adjustment clause (i.e. the escalator clause) has been applied, it shall become applicable again upon every occurrence of the relevant condition.

2

No rent adjustment will be made for the first ten (10) years of the Landlord-Tenant relationship (i.e. the lease agreement).

Article 8 – Refundable security deposit

1.	As security for all of Landlord’s claims under this contract Tenant agrees to provide a security deposit in the amount of three (3) months’ rent (€ 15,494.50 x 3 = € 46,483.50) collaterized by a guarantee of a bill of exchange.

The refundable security deposit shall not be interest-bearing.

Article 9 – Taxes, dues, insurances

1.	Tenant agrees to bear all taxes and dues associated with the commercial operation.

2.	Tenant agrees to take out adequate insurance to insure the leased equipment against fire, fire liability, and burglary including vandalism and water pipe damage and to take out commercial third party liability insurance (including product liability).

Article 10 – Cosmetic repairs, servicing, maintenance and repair

1.	Cosmetic repairs, where necessary, shall be performed by Tenant at Tenant’s expense.

2.	Tenant agrees to bear the costs for any and all maintenance works, repairs or renovations performed to the structure and/or roofing of the leased property occasioned by Tenant’s use of the leased property, including any maintenance works, repairs or renovations of the accessories or the equipment and facilities of the leased property (e.g. toilets, radiators, lighting fixtures, door systems, etc.), at Tenant’s own expense, without this being dependent on any fault of the Tenant.

The term ‘maintenance works’ shall be deemed to include all measures necessary to keep the leased property in a condition conformant with the contract and to prevent damages, and shall be limited to an annual net amount of € 12,500.00.

Landlord agrees to assign to Tenant, to the extent Tenant has undertaken servicing and maintenance works to the leased property including the accessories contained therein, any and all of its warranty claims against the work contractor who built the leased property and/or the accessories contained therein on the Landlord’s behalf. The Landlord agrees to provide the Tenant will all information and documents required for that purpose.

Article 11 – Reconstruction measures

The Landlord agrees to reconstruct the rented premises in conformance with the Tenant’s needs. It is explicitly pointed out for clarification purposes that the Landlord is not liable for the installation of a forced ventilation system and/or an air conditioning system. The Landlord agrees to carry out the relevant reconstruction works in accordance with the planning specifications by Architekturbüro Jellbauer architect’s office, upon consultation with the Tenant’s planners; said reconstruction works will be carried out by the Landlord either on its own or via an enterprise contracted by the Landlord.

It is understood and acknowledged by the Parties hereto that the costs for these reconstruction works – with the exception of the costs for air conditioning und forced ventilation – will not exceed the net total amount of € 1,000,000.00.

3

Tenant agrees to contribute a share of € 500,000.00 net to said reconstruction costs.

The building specifications and plans are an integral part of the lease agreements and are attached as an Annex to this Agreement.

The Landlord shall be obliged to reimburse the contribution to the building costs granted by the Tenant in case the Landlord terminates Landlord-Tenant relationship (i.e. the lease agreement) in the absence of a material reason for which the Tenant is responsible, or in case the Landlord-Tenant relationship (i.e. the lease agreement) is terminated by the Tenant for a reason for which the Landlord is responsible. The Landlord shall be released from payment of 1/60 of the entire amount repayable for each complete month the Landlord-Tenant relationship (i.e. the lease agreement) continues to persist after the contribution to the building costs was granted.

Article 12 – Repairs and structural alterations

1.	The Landlord shall be entitled to perform any repairs or structural alterations necessary to preserve the house or rented premises or to avert imminent danger or to eliminate damages even without the Tenant’s prior consent. However, the Landlord agrees to notify the Tenant in writing within four (4) months prior to the commencement of any such works, and to notify the Tenant promptly in case of imminent danger. The Tenant agrees to keep the relevant parts of the leased property in accessible condition and to refrain from obstructing or delaying the execution of the works.

2.	The Landlord agrees to proceed as carefully as possible while carrying out the works to keep any interference with the Tenant’s operations to the bare minimum.

Article 13 – Subletting

As a general rule, subletting –including the subletting of partial areas- shall be permitted. The sole exemption from this rule shall be waste management and recycling operations.

Article 14 – Insurance

Tenant agrees to take over and upgrade the existing natural hazards insurance (elementary insurance) (purchased from Allianz Versicherungs-AG insurers). Reinsurance in the amount of 1.5 m Euros will be taken out as collateral for the investments spent on the installations made by the Tenant.

In the event of damage or loss (i.e. in the event of an insurance claim this amount will be disbursed directly to Innocoll Pharmaceuticals.

If the building is destroyed in case of a natural disaster, the Landlord agrees to restore the building within a period of twelve (12) months. The Landlord-Tenant relationship (i.e. the lease agreement) shall remain unaffected in such as case.

Article 15 – Landlord’s liability und Tenant’s duty to make the premises safe for persons or vehicles

1.	Landlord’s liability to payment of damages regardless of negligence or fault shall be excluded. Landlord shall be liable to payment of damages only in cases of willful intent and/or gross negligence. In cases of minor negligence, Landlord shall be liable to payment of damages only in case of breach of material contractual obligations (‘cardinal duties').

4

2.	Landlord’s liability for cases of minor negligence, despite any breach of material contractual obligations, shall not be excluded for damages arising from injury to life, body and health which result from the grossly negligent breach of duty on the part of the Landlord or from the intentional or grossly negligent violation of the duties on the part of the Landlord’s legal representative(s) or vicarious agent(s).

3.	Tenant agrees to assume the duty to make the premises safe for persons or vehicles, both throughout the entire leased property and in the access area leading up to the leased property. In particular, Tenant agrees to assume the duty to remove snow and ice in the access area leading up to the leased property. Tenant agrees to indemnify and hold the Landlord harmless from any claims for damages arising from its duty to make the premises safe for persons or vehicles, except in cases where the damage arising from the breach of the duty to make the premises safe for persons or vehicles results from Landlord’s omission to immediately rectify any structural defects notified to the Landlord by the Tenant.

Article 16 – Extraordinary termination

1.	Neither of the Parties hereto may terminate this contract during the term thereof without observance of the period of notice except for good cause shown.

2.	Good cause shall be deemed to exist for the Landlord notably if Tenant‘s payment of the rent is delayed for a period of more than one (1) month following receipt of Landlord’s written reminder.

3.	Good cause shall be deemed to exist for the Tenant notably if the Landlord fails to comply with its obligation to retrofit or service the premises as per official regulatory requirements, despite a written warning and the setting of a deadline.

Article 17 – Return of the leased property

Tenant shall not have the right to remove any modifications, attachments and installations or any equipment installed either by the Tenant or by the Landlord at the Tenant’s request (‘ius tollendi‘).

Tenant agrees to remove said equipment at the Landlord’s demand on termination of the Landlord-Tenant relationship (i.e. the lease agreement) in a technically appropriate and professional manner and to reinstate the leased property to a condition where only the building measures introduced by the Landlord remain in the leased property. Any costs incurred as a result thereof shall be borne by the Tenant. The Tenant shall not be entitled to any claims for compensation or damages against the Landlord for any objects which were left behind.

The only obligation to return which shall persist after termination of the Landlord-Tenant relationship (i.e. the lease agreement) is the obligation to return the passage or passageway from the Angerer object to the Sipmeier object.

Article 18 – Written-form requirement / ineffectiveness / applicable law

1.	Any modifications or amendments to this contract must be made in writing to be effective. Any additional agreements, informal understandings or subsequent amendments, whether verbal or by telephone, shall not take effect unless expressly formulated in writing

2.	Should any of the provisions contained in this contract be or become invalid or ineffective for whatever reason, the Parties hereto agree to replace the ineffective provision with an effective provision coming as close as possible to the content of the original provision. Moreover, the

5

invalidity of individual provisions in this contract shall not bring about the invalidity or ineffectiveness of the remaining contractual agreements.

3.	This lease agreement shall be governed exclusively by German law.

Given in Saal a. d. Donau on this the __________________ (Date)

/s/ Thomas Angerer	/s/ Alexandra Dietrich
Thomas Angerer, Landlord	Dr. (Ms.) Dietrich, acting as representative for the Tenant, to wit Syntacoll GmbH

6